

Jade & Jasper
HOLISTIC HAIR LOUNGE

OFFERING MEMORANDUM

facilitated by



Jade&Jasper LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Jade&Jasper LLC
State of Organization	WA
Date of Formation	01/28/2021
Entity Type	Limited Liability Company
Street Address	11009 16th Ave SE, Everett WA, 98208
Website Address	www.JadeandJasperHairLounge.com

(B) Directors and Officers of the Company

Key Person	Crystal Hart
Position with the Company Title First Year	Owner 2021
Other business experience (last three years)	• **Hairstylist** (*The Refinery Salon, 01/2018 - 12/1/2020*) — Commission Hairstylist specializing in product sales . • **Sales Clerk(**CosmoProf Beauty supply store, 5/2017- 10/2017 - Learned every product line, greeted guests, put inventory away, checked out guests, answered colorig questions.

Key Person	Steven Magallon
Position with the Company Title First Year	Owner 2021
Other business experience (last three years)	**Barber/Shop Manager** (*Silver Lake Barbershop, 11/2018- current*) — Historic Barbershop is the heart of silverlake Everett. Daily duties include opening the shop, setting up front desk, till, lights and alarms. On average I cut 14 people a day, clean and sanitize between each and greet every guest that walks in. I also check my clients out using a handheld pos device and book their next appointment. This job has given me the skills I need to run this business and I am excited to go full force on our company and mission. **Revel Management** (Revel , (6/2018-1/2019)) - Property Management Company mainly in Seattle. I was a property manager and helped manage multiple apartments full of residents and maintenance.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Crystal Hart	51%
Steven Magallon	49%

(D) The Company's Business and Business Plan

Intended Use of Funds

To secure our first location and finish the build out!

- Deposit to secure retail space
- Renovate floors, paint, lights, etc
- Put in plumbing attachment

- Keep full inventory in stock

The Team

Crystal Hart Magallon, Owner/Stylist

Crystal grew up in Washington and went to school in Kirkland as a child. She knew she always wanted to make people feel beautiful and happy, whether that be doing their hair or desiging their clothes; But soon after college, Crystal fell in love with the hair industry and has been in it for over 3 years now and has apprenticed under several master stylists, has built a strong clientele, and is an avid social media marketer. She is brazilian blowout certified, extension certified, and barbicide certified and has taken several advanced technique classes and will continue with ongoing education. She enjoys putting a smile of people's face and will always do her absolute best to satisfy the customer. Prior to becoming a hairdresser, Crystal fastracked through college during her last two years of highschool and got an Associates of Arts degree. There she learned about design and creativity but also personal finance and business. Crystal will be handling all the website and social media marketing, finances, legal filings and fees, shipping, and customer support, as well as performing one of a kind haircolor services.

Steven Magallon, Owner/Barber

Steven grew up in California and decided to move to Seattle on his own to become a barber. Steven has not only been a barber for 3 years and was a property manager for years prior but also has plenty of retail management and inventory experience. He is barbicide certified and is a straight razor specialist. He has a keen eye for detail and posseses the experience and skills Crystal doesn't. He will be handling the phones, inventory, Pos, checkout systems, and scheduling as well as perform one of a kind men's grooming services.

Our Mission

Jade & Jasper is a luxury holistic hair lounge that caters to busy everyday professionals who need a break from the stressors of life. Jade & Jasper offers not only the best in hair services including custom balayage, long lasting color, master barbering and straight razor work; but we also offer organic haircare products, aromatherapy candles, and men's and women's apparel that can be worn in your everyday life! All products will be shipped nationwide straight to your door using compostable materials.

- We offer only organic haircare
- We believe your beauty routine shouldn't need to damage the earth
- We will ship all our products out using compostable bags, and green shipping practices to reduce waste
- We believe in a stress free way to live
- I strongly believe that anything going in or on our bodies should be as close to farm to chair as possible, as everything loses its nutrients the longer its out of the earth

Our Story

The idea of Jade&Jasper actually originated from my own personal journey into holistic living. Towards the end of 2020, I began experiencing extremely high levels of stress, as i was preparing for our wedding, going through a pandemic, had recently lost a loved one, was not eating properly at the time, and was experiencing severe side affects to medicine prescribed to me by my doctor. As a result, my body, but specifically my stomach lining was destroyed, which forced me to change not only my lifestyle and what I eat, but also conduct research into the other areas of my life that needed to be more natural. Since then, I have sought to only use products in and on my body that have ingredients that are holistic. I found that the more research I did, the more I realized that there really is a plant in nature for most problems!

- This got me thinking... If there are perfectly natural ingredients available to clean and style our hair, why are so many big name companies using chemicals, fillers, and toxins that are obviously bad, or at the very least unneccessary?
- Well, to be honest... it is usually simply to add profit to their bottom line, but at the cost of your long term hair health. They add fillers, sulphates, parabens, chemicals, and many are more than 90% water. This is to cut costs on ingredients, extend the shelf life of the product, and make you use more because it is diluted.
- So you can rest assured that none of our products will ever have any of those dangerous chemicals like ethanolamine, that can not only cause hair loss, but also other illnesses down the road.
- I cannot wait to continue to educate my clients and followers on how to make informed eco friendly shopping decisions, and how to not be fooled by marketing!

Whether you believe in stones having power or not, I do believe that either way, having a reminder (like a stone) near you at all times does help shift your mindset and keep you thinking positive throughout the day! Below are the meanings of each stone:

Jade is associated with many ancient cultures and is known for its metaphysical properties. It's is believed to promote wisdom, balance and peace and is highly valued for its healing and protection properties. It signifies wisdom gathered in tranquility and is known as the "good luck" stone. It promotes self sufficiency and soothes the mind from negative thoughts.

Jasper is known as the supreme nurturing or healing stone, providing support during times of stress and Illness. It boosts self confidence, honesty and happiness. Yellow jasper can even heal the digestive tract and reduce feelings of nausea. Jasper represents stability, balance, and can transform ideas into action.

Expanding the Company

Plans for the Future

- Come out with J&J hair care line to sell in store and online(already in the works)
- Provide a Self Care Membership Box with personalized Hair care and stress relieving products picked by your hairdresser for your specific hair type!
- Launch J&J apparel line "A Relaxing Way to Live"
- Offer Pre paid memberships for in salon hair services(will be multiple tiers available)

Product Lines We Carry:

- Innersense Organic Beauty

- Oway(Organic Way)

- J&J Hair Products coming soon!

Innersense:

is an Organic beauty line that uses ethically sourced organic ingredients, clean chemistry, and radical transparency to push the boundries of new product developement. Their motto is "no parabens, silicones, sulfates, synthetic fragrances or questionable ingredients in any of their products. It's your health. It's our planet."

Oway:

"is the world's first-ever care and styling line with certified biodynamic, organic and fair trade ingredients grown on 500,000 sqm of chemical-free farmland in Bologna, Italy.

Oway is the first complete hair system to use pure essential oils and active botanicals from biodynamic farms in Bologna, Italy, as well as certified fair trade ingredients. Made with pure essential oils and micronized botanicals. Oway products are free from ammonia, SLS, parabens, PEGS/PPGS, mineral oils, synthetic fragrance and they are never tested on animals.

This is where Italian quality meets nature, from farm to chair!"

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	May 28, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$45,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Inventory	$1,000	$5,300
Space Build Out	$7,000	$27,000
Equipment	$1,400	$10,000
Mainvest Compensation	$600	$2,700
TOTAL	$10,000	$45,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five

business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 4.5%[2]
Payment Deadline	2027-10-01
Maximum Payment Multiple	1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.89%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 4.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	1.0%
$18,750	1.9%
$27,500	2.8%
$36,250	3.6%
$45,000	4.5%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Crystal Hart	51%
Steven Magallon	49%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Jade&Jasper Hair Lounge's fundraising. However, Jade&Jasper Hair Lounge may require additional funds from alternate sources at a later date.

No operating history

Jade&Jasper Hair Lounge was established in February, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider projected profit and factors outlined in the risk section as well.

Forecasted milestones

Jade&Jasper Hair Lounge forecasts the following milestones:

- Secure lease in Kirkland, WA by May, 2021.

- Hire for the following positions by August, 2021: Front Desk, CPA

- Achieve $300,000 revenue per year by 2022.

- Achieve $350,000 profit per year by 2023.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$280,920	$330,000	$353,100	$370,755	$381,877
Cost of Goods Sold	$18,000	$11,000	$11,770	$12,358	$12,728
Gross Profit	$262,920	$319,000	$341,330	$358,397	$369,149
EXPENSES					
Rent	$36,000	$36,900	$37,822	$38,767	$39,736
Utilities	$7,200	$6,150	$6,303	$6,460	$6,621
Salaries	$48,000	$66,000	$70,620	$74,151	$76,375
Insurance	$975	$516	$528	$541	$554
Legal & CPA fees	$6,000	$1,230	$1,260	$1,291	$1,323
MailChimp Email	$192	$123	$126	$129	$132
Phone Company	$120	$123	$126	$129	$132
Shipping	$6,000	$0	$0	$0	$0
Advertising	$4,800	$0	$0	$0	$0
Website	$312	$0	$0	$0	$0
Credit Card fees	$1,200	$0	$0	$0	$0
Operating Profit	$152,121	$207,958	$224,545	$236,929	$244,276

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V